

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Mahendra Singh Mehta
Chief Executive Officer
Sesa Sterlite Limited
20 EDC Complex
Patto, Panaji
Goa 403001, India

> **Re: Sterlite Industries (India) Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **Filed July 30, 2013**
> **File No. 001-33175**
> **Response dated March 7, 2014**

Dear Mr. Mehta:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2013

Item 5. Operating and Financial Review and Prospects, page 93
Factors Affecting Results of Operations, page 96

1.   We note your response to comment five of our letter dated February 6, 2014. Please expand your cost of production disclosure on page 98 to discuss cost of production without adjustment for by-product sales in addition to cost of production net of by-product sales. Please provide draft disclosure to be included in future filings.

Critical Accounting Policies, page 105

2.   We note your response to comment six of our letter dated February 6, 2014.
        Considering Vedanta Aluminium is now a consolidated subsidiary as a result of the
        reorganization, please provide a more detailed analysis on the Lanjigarh alumina
        refinery and related mining operations in Niyamgiri Hills. Please provide the
        following:

        a) the value of the long-lived assets recorded for each these locations as a result of the
            reorganization;

        b) information related to your impairment analysis of these assets, including the
            estimates and assumptions used in the evaluation to determine fair value;

        c) explanation for any expected changes, or changes that are reasonably likely to occur
            in the future, in estimates or assumptions; and

        d) explanation of any material uncertainties associated with the realizability of these
            assets and whether you foresee recognizing a material write-down or impairment
            charge in the future.

        Please provide draft disclosure to be included in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at
(202) 551-3773 if you have questions regarding comments on the financial statements and
related matters. Please contact me at (202) 551-3871 with any other questions.

                                    Sincerely,

                                    /s/Tia L. Jenkins

                                    Tia L. Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel, and
                                    Mining